Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

November 13, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig, Senior Staff Accountant

Re:	PGIM Credit Income Fund Draft Registration Statement on Form N-2 Filing Nos.: 333-274044 and 811-23894

Ladies and Gentlemen:

On behalf of PGIM Credit Income Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement includes revisions in response to the Staff’s accounting comments received by telephone on November 7, 2023. We have discussed the Staff’s comments with representatives of the Fund.

For convenience of reference, the Staff’s comments have been reproduced herein. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Prospectus

Comment 1: We note that the Registration Statement now states that the Manager has contractually, rather than voluntarily, agreed to waive its Management Fee. Please supplementally confirm that the contractual Management Fee waiver agreement will be filed as an exhibit to the Registration Statement.

Response: Confirmed.

Comment 2: In the second paragraph, please include the definition of “total managed assets” as it is defined in the Fund’s Management Agreement.

Response: The Fund added the following disclosure as requested:

“Total managed assets” means total assets of the Fund (including any assets attributable to any reverse repurchase agreements, dollar rolls, borrowings and any preferred shares that may be outstanding, if issued) minus the sum of (i) accrued liabilities of the Fund (other than liabilities for money borrowed, including the liquidation preference of any outstanding preferred shares, and principal on notes and other debt securities issued by the Fund), (ii) any accrued and unpaid interest on money borrowed and (iii) accumulated dividends on any outstanding common shares and preferred shares issued by the Fund. For purposes of this calculation, average daily value of the Fund’s total managed assets is determined at the end of each month on the basis of the average value of the Fund’s total managed assets of the Fund for each day during the month.

Comment 3: Footnote 5 to the fee table states that the fee table “assumes the Fund (including by the Fund’s consolidated subsidiaries) does not use entity-level leverage” but also states that the fee table “reflects the Fund’s estimated use of leverage in the form of reverse repurchase agreements.” Please explain or resolve the conflict between these two statements.

Response: The Fund does not currently anticipate using entity-level leverage and therefore, has revised the disclosure as follows:

~~The table assumes the Fund (including by the Fund’s consolidated subsidiaries) does not use entity-level leverage. To the extent the Fund does use such leverage, the Fund would bear interest and other costs associated with leverage.~~ The table reflects the Fund’s estimated use of leverage in the form of reverse repurchase agreements. See “Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the table, but would be reflected in the Fund’s performance results.

Comment 4: Please clarify the parenthetical statement regarding the $100 million seed investment in Footnote 6, including what this seed investment consists of (e.g., cash) and when this seed investment is anticipated.

Response: The Fund revised Footnote 6 to the fee table to remove the parenthetical statement regarding the seed investment. The seed investment would be cash seeded into the Fund at launch or shortly thereafter.

Comment 5: Please supplementally explain the accounting for the Fund’s offering costs as well as where the offering costs are reflected in the fee table.

Response: The offering costs will be amortized over a twelve-month period. For the first year of operations, offering costs are included in the “Other Expenses” line item in the Fee Table.

Comment 6: We note that we are unable to recalculate the hypothetical expense examples with the numbers provided. Please confirm that the numbers are correct. Additionally, please confirm that the expense examples exclude the organizational and offering costs after year one. Also, please include a statement as to such in the narrative before each expense example.

Response: The Fund corrected the numbers in the expense examples and revised the narrative as requested.

Statement of Additional Information

Comment 7: Please revise the third paragraph to state that the Manager has contractually agreed, rather than voluntarily agreed, to waive its Management Fee.

Response: The Fund revised its disclosure accordingly in response to the Staff’s comment.

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Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Ryan P. Brizek

cc:	Andrea Ottomanelli Magovern, Securities and Exchange Commission
Asen Parachkevov, Securities and Exchange Commission
Jaea Hahn, Securities and Exchange Commission
George Hoyt, Esq.
Devan Goolsby, Esq.
Benjamin C. Wells, Esq.
Jacqueline Edwards, Esq.
Stephanie Chaung, Esq.
Jessica Shieh, Esq.
Ariana Bagherian, Esq.